SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                          (Amendment No. ___________)*


                      Global TeleMedia International, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    37936X108
--------------------------------------------------------------------------------

                                 (CUSIP Number)


                                January 26, 1999
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)
--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          37936X108               13G             Page 2 of 6 Pages




1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Canadian Imperial Bank of Commerce

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                     (b) [_]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada

        NUMBER OF           5.     SOLE VOTING POWER                 2,810,620
          SHARES
       BENEFICIALLY         6.     SHARED VOTING POWER                       0
         OWNED BY
           EACH             7.     SOLE DISPOSITIVE POWER            2,810,620
        REPORTING
       PERSON WITH          8.     SHARED DISPOSITIVE POWER                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,810,620

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [_]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.45%

12.      TYPE OF REPORTING PERSON*

              BK (foreign)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                           Page 3 of 6 Pages


Item 1.

         (a) Name of Issuer: Global TeleMedia International, Inc., a corporation organized under the laws of the State of Florida.

         (b) Address of Issuer's Principal Executive Office: 500 Northridge Road, Suite 780, Atlanta, Georgia 30350.

Item 2.

         (a) Name of Person Filing: This Statement on Schedule 13G is being filed by Canadian Imperial Bank of Commerce (London Branch) (the "Reporting Person").

         (b) Address of Principal Business Office: The principal business address of the Reporting Person is Cottons Centre, Cotton Lane, London, England SEI 2QL.

         (c) The Reporting Person is a branch of Canadian Imperial Bank of Commerce, a foreign bank organized under the Bank Act of Canada.

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 37936X108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      |_|      Broker or dealer registered under Section 15 of the
                           Exchange Act;

         (b)      |_|      Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

         (c)      |_|      Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act;

         (d)      |_|      Investment company registered under Section 8 of the
                           Investment Company Act;

         (e)      |_|      An investment adviser in accordance with
                           Rule 13d-1(b)(1)(ii)(E);

         (f)      |_|      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

         (g)      |_|      A parent  holding  company or  control  person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);





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                                                           Page 4 of 6 Pages

         (h)      |_|      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

         (i)      |_|      A  church  plan  that  is   excluded   from  the
                           definition  of an  investment  company  under Section
                           3(c)(14) of the Investment Company Act;

         (j)      |_|      Group, in accordance with Rule 13d-1(b)(I)(ii)(J);

         If this statement is filed  pursuant to Rule 13d-1(c),  check this box.
                                                                             |X|

Item 4.  Ownership.

         (a) Amount Beneficially Owned: In July 1996, Global TeleMedia International, Inc. (the "Company") commenced a $10 million Regulation S convertible debenture offering. The Reporting Person acquired an aggregate principal amount of $1,350,000 of such convertible debentures from the Company. Pursuant to the terms of the subscription agreement relating to the purchase of the convertible debentures, 50% of the principal amount of the convertible debentures may be converted into shares of common stock of the Company 45 days following the completion of the offering and the remaining principal amount is convertible 75 days following the completion of the offering. Presently, the Reporting Person has the option to convert its remaining $650,000 face amount of the offering plus accrued interest into 2,810,620 shares of common stock of the Company.

         (b) Percent of Class: 7.45% (based on 37,721,000 shares of Common Stock reported outstanding as of November 1998).

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 2,810,620

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 2,810,620

                  (iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.



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                                                           Page 5 of 6 Pages


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                                           Page 6 of 6 Pages



                                    SIGNATURE




         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date: January 26, 1999


                                       CANADIAN BANK OF COMMERCE


                                       By: /s/ John Paul Mussicco
                                           Name:  John Paul Mussicco
                                           Title: General Manager